Exhibit 99.2
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	SIMS METAL MANAGEMENT LIMITED

ABN	69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PAUL JOSEPH VARELLO

Date of last notice	15 May 2009

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct interest

Nature of indirect interest (including registered holder)	N/A
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	17 September 2009

No. of securities held prior to change	30,825 American Depositary Shares

Class	See above

Number acquired	8,800 American Depositary Shares

Number disposed	N/A

Value/Consideration	US$179,872
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	39,625 American Depositary Shares

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Nature of change	On-market trade
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Nil

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002